

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2011

<u>Via U.S. Mail and Facsimile 617.969.5730</u>

Mark L. Kleifges
Treasurer and Chief Financial Officer
Government Properties Income Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634

> **Re: Government Properties Income Trust**
> **Form 10-K for fiscal year ended December 31, 2010**
> **Filed February 25, 2011**
> **Schedule 14A**
> **Filed February 25, 2011**
> **File No. 1-34364**

Dear Mr. Kleifges:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    Kevin Woody
                    Accounting Branch Chief